PORT OF CALL ONLINE INC.
40 Warren Street, Floor 3
Charlestown, MA 02129

June 21, 2013

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street,  Washington, D.C. 20549

Attn: Celeste M. Murphy

Re:	Port of Call Online Inc.
Registration Statement on Form S-1
File No. 333-188575

We are in receipt of your comment letter of June 4, 2013 and have filed an amendment to the S-1 which was originally filed May 13, 2013.

Please find below responses to your comments in the same order they were presented in your letter.

General

1.	The registration statement has been revised to identify the Company as a shell company and the shareholders as underwriters.

The Company believes that the selling shareholders are making a secondary offering and not an indirect primary offering.  Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules has a 6-factor test to identity a secondary offering in disguise as a primary offering.  The 6-factor test is (i) the length of time that each of the selling stockholders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship between the selling stockholders and the Company, (iv) whether the selling stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances it does not appear that any of the selling stockholders should be deemed to be acting as a conduit for the Company.

The application of the facts in this offering to the 6-factor test is as follows.  In addition to the fact that the Company will not receive any proceeds in the offering by the selling shareholders:

(i)         The Company recognizes that the 1,600,000 shares held by the selling shareholders were held only a few months.  However, this factor alone is not determinative.  The Company urges the SEC to carefully consider the remaining five factors.;

(ii)        Each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, but not remitting any of the sales proceeds to the Company;

(iii)       None of the selling shareholder has any role in operating the Company or acting as an underwriter to the Company;

(iv)       None of the selling shareholders is in the business of underwriting securities, and each of the selling shareholders purchased or acquired its interest in the Company for investment purposes and not with a view to distribution;

(v)        The Registration Statement, as amended, relates to the resale of up to 1,600,000 shares of the Company’s common stock owned by the selling shareholders.  As of June 17, 2013, the Company had 3,050,000 shares of common stock outstanding.

The Company recognizes that the Registration Statement relates to the resale of fifty-two percent of the outstanding shares of common stock.  Nevertheless, the nature of the investors clearly suggest that the selling shareholders are not acting as a conduit for the Company.   On several occasions, the Staff has approved holders of more than one-third of a company’s public float to effect a valid secondary offering.  For example, Interpretation 612.12 of the CDI describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Similarly, Interpretation 216.14 provides: “Secondary sales by affiliates may be made under General Instruction 1.B.3. to Form S-3, even in cases where the affiliate owns more than 50 percent of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

The Interpretation, as well as the additional guidance discussed above, clearly articulates that the amount of shares involved in the Transaction is only one factor to be considered by the Staff in applying Rule 415.  Indeed, the Company respectfully submits to the Staff that regardless of the amount of shares being registered, it believes that the proper inquiry regarding whether an offering is a valid secondary offering or an indirect primary offering is whether the offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling shareholders who are acting as underwriters of, or a conduit for, a public offering by the Company.  In that light, and notwithstanding the relatively large number of shares covered by the Registration Statement, there is no support for the proposition that the selling shareholders are acting as an underwriter on behalf of the Company.;  and

(vi)       The Company has no agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.

Accordingly, none of the foregoing facts of the offering meet any of the conditions of the multipart test identified in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules to identity a secondary offering in disguise as a primary offering, and the offering by the selling shareholders is properly characterized a secondary offering.  As such, the Company has not amended the Registration Statement to restrict the Selling Shareholders to a selling price of $0.02 per share for the entire duration of the Offering, but rather have disclosed that the Selling Shareholders will sell their shares at a price per share of $0.02 until the securities are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

2.	Reference to Rule 144 revised throughout the prospectus as per comment.

3.
The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with (1) written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act and (2) any research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act. The Company confirms to the Staff that no such materials have been presented, published or distributed to date.

Summary, page 3

4.
Neither the Company, nor its executives, directors, promoters or their affiliates intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

5.     Registration statement revised accordingly.

6.     Registration statement revised accordingly.

Risk Factors

Immediately following the effective date, we will not be a fully reporting company …, page 7

7.     The registration statement has been revised accordingly.

Because our executive officer does not have experience in accounting and finance…,page 8

8.     Registration statement revised accordingly.

Our executive officer has only agreed to provide his services on a part-time basis…,page 8

9.     Registration statement revised accordingly.

Risks Related To This Offering, page 10

If a market for our common stock does not develop, shareholders may be unable to sell their shares, page 10

10.   Registration statement revised accordingly.

As an “emerging growth company” under the Jumpstart Our Business Startups Act (JOBS)…,page 12

11.   Registration statement revised accordingly.

Descritption of Business, page 18

In General, page 18

12.   Registration statement revised accordingly.

Determination of Offering Price, page 23

13.   Registration statement revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Plan of Operation, page 25

14.   Registration statement revised accordingly.

Director, Executive Officer, Promoters and Control Persons, page 28

General

15.   Registration statement revised accordingly.

16.   Registration statement revised accordingly.

Market for Common Equity and Related Stockholder Matters, page 35

Shares Eligible for Future Sale, page 36

17.   Registration statement revised accordingly.

Where You Can Find More Information, page 37

18.  Registration statement revised accordingly.

Financial Statements

Age of Financial Statements

19.   Registration statement revised accordingly.

Balance Sheets, page 40

20.   Registration statement revised accordingly.

Statement of stockholders’ equity, page 50

Signatures, page 51

21.   Registration statement revised accordingly.

Yours truly,

/s/ Joseph C. Shea, III

Joseph C. Shea, III
CEO